Exhibit 4.1

DESCRIPTION OF SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE EXCHANGE ACT

The following summary describes our common stock, par value $0.001 per share, of Holistic Asset Finance Group Co., Ltd. (the “Company,” “we,” “us,” and “our”), which is the only class of securities of the Company registered pursuant to Section 12 of the Exchange Act.

DESCRIPTION OF COMMON STOCK

The following summary describes the material terms of our common stock. This summary does not purport to be complete and is qualified in its entirety by reference to our articles of incorporation, as amended to date, and by-laws, copies of which are filed with or incorporated by reference as exhibits to the Annual Report on Form 10-K of which this Exhibit 4.1 is a part. We encourage you to read the foregoing exhibits and the applicable provisions of the Nevada Revised Statutes, Chapter 78, for a complete description of our common stock.

Authorized Capital Stock

Common Stock

We are authorized to issue 600,000,000 shares, par value $0.001 per share, of common stock. Holders of our common stock are entitled to one vote per share on each matter submitted to a vote at any meeting of stockholders. Shares of our common stock do not carry cumulative voting rights. Our board of directors has authority, without action by the stockholders, to issue all or any portion of the authorized but unissued shares of common stock, which would reduce the percentage ownership of the existing stockholders and which may dilute the book value of the common stock. Stockholders have no pre-emptive rights to acquire additional shares of common stock. The common stock is not subject to redemption and carries no subscription or conversion rights. In the event of liquidation, the shares of common stock are entitled to share equally in corporate assets after satisfaction of all liabilities. The shares of common stock, when issued, will be fully paid and non-assessable.

Holders of common stock are entitled to receive dividends as the board of directors may from time to time declare out of funds legally available for the payment of dividends. We have not paid dividends on common stock and do not anticipate that we will pay dividends in the foreseeable future.

Preferred Stock

Our Articles of Incorporation authorize the issuance of 10,000,000 shares of preferred stock, par value $0.001, and vest in the Company’s board of directors the authority to establish series of unissued preferred shares by the designations, preferences, limitations and relative rights, including voting rights, of the preferred shares of any series so established to the same extent that such designations, preferences, limitations, and relative rights could have been fully stated in the Articles of Incorporation, and in order to establish a series, the board of directors shall adopt a resolution setting forth the designation of the series and fixing and determining the designations, preferences, limitations and relative rights, including voting rights, thereof or so much thereof as shall not be fixed and determined by the Articles of Incorporation as amended.

The board of directors may authorize the issuance of preferred shares without further action by our shareholders and any preferred shares would have priority over the common stock with respect to dividend or liquidation rights. Any issuance of preferred shares may have the effect of delaying, deferring or preventing a change in control of the Company and may contain voting and other rights superior to common stock. As a result, the issuance of preferred shares may adversely affect the relative rights of the holders of common stock.

Series A Preferred

On June 2, 2008, the Company filed a Certificate of Designation with the Secretary of State of the State of Nevada creating a class of Series A convertible preferred stock consisting of 2,083,333 shares, par value $0.001 per share.

Series A Preferred stock votes together with common stock on a 1:1 basis, as converted, enjoys senior liquidation preferences to the common stock, and is convertible to common stock at an original issuance price of $2.40 per share, at any time at the holder’s option. Section 5 of the Certificate of Designation gives the Series A Preferred the right to veto over the creation of any class of preferred stock which has rights senior to, or pari passu with, the Series A Preferred.

Series L Preferred

On May 24, 2019, the Company filed a Certificate of Designation with the Secretary of State of the State of Nevada creating a class of Series L non-convertible preferred stock consisting of 1,000 shares, par value $0.001 per share.

Each share of Series L Preferred is entitled to 1,000,000 votes. The Series L Preferred have a liquidation preference junior to the Series A Preferred but senior to the common stock, have no redemption rights and are not convertible into common stock.

The Series L Preferred also has certain protective rights. While the Series L Preferred is outstanding, the Company shall not, without first obtaining the approval of a majority outstanding shares of the Series L Preferred:

(a)	Increase or decrease the total number of authorized shares of the Series L Preferred;

(b)	Effect an exchange, reclassification, or cancellation of all or a part of the Series L Preferred, but excluding a stock split or reverse stock split of the Company’s common stock or Series A Preferred;

(c)	Effect an exchange or create a right of exchange of all or part of the shares of another class or other securities into shares of Series L Preferred; or

(d)	Alter or change the rights, preferences or privileges of the shares of the Series L Preferred so as to affect adversely the shares of such series, including the rights set forth in the Designation for the Series L Preferred.

Anti-Takeover Provisions

Provisions of the Nevada Revised Statutes, our articles of incorporation and our bylaws could have the effect of delaying or preventing a third-party from acquiring us, even if the acquisition would benefit our stockholders. Such provisions of the Nevada Revised Statutes, our articles of incorporation and our bylaws are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control of our company. These provisions are designed to reduce our vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all of our outstanding shares, or an unsolicited proposal for the restructuring or sale of all or part of our company.

Nevada Anti-Takeover Statutes

Pursuant to our articles of incorporation, we have elected not to be governed by the terms and provisions of Nevada’s control share acquisition laws (Nevada Revised Statutes 78.378 - 78.3793), which prohibit an acquirer, under certain circumstances, from voting shares of a corporation’s stock after crossing specific threshold ownership percentages, unless the acquirer obtains the approval of the issuing corporation’s stockholders. The first such threshold is the acquisition of at least one-fifth but less than one-third of the outstanding voting power.

Pursuant to our articles of incorporation, we have also elected not to be governed by the terms and provisions of Nevada’s combination with interested stockholders statute (Nevada Revised Statutes 78.411 - 78.444) which prohibits an “interested stockholder” from entering into a “combination” with the corporation, unless certain conditions are met. An “interested stockholder” is a person who, together with affiliates and associates, beneficially owns (or within the prior two years, did beneficially own) 10 percent or more of the corporation’s voting stock, or otherwise has the ability to influence or control such corporation’s management or policies.

Bylaws

In addition, various provisions of our bylaws may also have an anti-takeover effect. These provisions may delay, defer or prevent a tender offer or takeover attempt of the company that a stockholder might consider in his or her best interest, including attempts that might result in a premium over the market price for the shares held by our stockholders. Our bylaws may be adopted, amended or repealed by our stockholders at a duly called meeting of stockholders, and except as provided by Nevada law, our board of directors shall have the power to adopt, amend or repeal the bylaws. Any bylaw provision adopted by the board of directors may be amended or repealed by our stockholders at a duly called meeting of stockholders. Our bylaws also contain limitations as to who may call special meetings as well as require advance notice of stockholder matters to be brought at a meeting. Additionally, our bylaws also provide that no director may be removed by less than a two-thirds vote of the issued and outstanding shares entitled to vote on the removal. Our bylaws also permit the board of directors to establish the number of directors and fill any vacancies and newly created directorships. These provisions will prevent a shareholder from increasing the size of our board of directors and gaining control of our board of directors by filling the resulting vacancies with its own nominees.

Our bylaws establish an advance notice procedure for shareholder proposals to be brought before an annual meeting of our shareholders, including proposed nominations of persons for election to the board of directors. Shareholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a shareholder who was a shareholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given us timely written notice, in proper form, of the shareholder’s intention to bring that business before the meeting. Although our bylaws do not give the board of directors the power to approve or disapprove shareholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, our bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of our company.

Authorized but Unissued Shares

Our authorized but unissued shares of common stock are available for our board of directors to issue without stockholder approval. We may use these additional shares for a variety of corporate purposes, including raising additional capital, corporate acquisitions and employee stock plans. The existence of our authorized but unissued shares of common stock could render it more difficult or discourage an attempt to obtain control of the company by means of a proxy context, tender offer, merger or other transaction since our board of directors can issue large amounts of capital stock as part of a defense to a take-over challenge. In addition, we have authorized in our articles of incorporation 10,000,000 shares of preferred stock. The board acting alone and without approval of our stockholders can designate and issue one or more series of preferred stock containing super-voting provisions, enhanced economic rights, rights to elect directors, or other dilutive features, that could be utilized as part of a defense to a take-over challenge.

Supermajority Voting Provisions

Nevada Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s articles of incorporation, unless a corporation’s articles of incorporation or bylaws, as the case may be, require a greater percentage. Although our articles of incorporation and bylaws do not currently provide for such a supermajority vote on any matters, our board of directors can amend our bylaws and we can, with the approval of our stockholders, amend our articles of incorporation to provide for such a super-majority voting provision.

Cumulative Voting

Furthermore, neither the holders of our common stock nor the holders of our preferred stock have cumulative voting rights in the election of our directors. The combination of the present ownership by a few shareholders of a significant portion of our issued and outstanding voting stock and lack of cumulative voting makes it more difficult for other shareholders to replace our board of directors or for a third party to obtain control of our company by replacing its board of directors.

Market for the Common Stock

Our common stock is quoted on the Financial Industry Regulatory Authority’s OTC Bulletin Board under the symbol “HAFG.”

Transfer Agent and Registrar

Our transfer agent and registrar is Equiniti Trust Co., 275 Madison Avenue, 34th Floor, New York, NY 10016.